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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934


                           For the month of July, 2005

                     CHINA SOUTHERN AIRLINES COMPANY LIMITED
                 (Translation of registrant's name into English)

                          Baiyun International Airport
                      Guangzhou, People's Republic of China
                    (Address of principal executive offices)


            (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

            Form 20-F. X            Form 40-F.


            (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

            Yes.                    No. X


            (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)


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         China Southern Airlines Company Limited (the "Company") on July 8, 2005
published in two local newspapers in Hong Kong an announcement in Chinese and English, respectively, to clarify certain press releases in respect of the Company's controlling shareholders. A copy of the English announcement is included in this Form 6-K of the Company.



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The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

                           [LOGO] [CHINESE CHARACTERS]
                     CHINA SOUTHERN AIRLINES COMPANY LIMITED
               (a joint stock limited company incorporated in the
               People's Republic of China with limited liability)

                               (Stock Code: 1055)

                                  ANNOUNCEMENT



--------------------------------------------------------------------------------
The Board has noted the recent increases in the trading volume and decreases in the price of the shares of the Company and it wishes to state that it is not aware of any reason for such increases in trading volume and decreases in the price. The Board also has noted that certain recent press articles have reported that CSAHL, the controlling shareholder of the Company, has suffered Losses.

The Board would like to confirm that the information contained in the Articles has not been reviewed, or authorized for publication, by the Company; the Investments do not affect the Company, its business and operations, which are being carried on as usual. As of today, the Company has complied with its relevant disclosure obligations under the applicable rules and regulations, including the Listing Rules.
--------------------------------------------------------------------------------

The board of directors (the "Board") of China Southern Airlines Company Limited (the "Company") has noted the recent increases in the trading volume and decreases in the price of the shares of the Company and it wishes to state that it is not aware of any reason for such increases in the trading volume and decreases in the price. Save as disclosed herein below, the Board also confirms that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under Rule 13.23 of the Listing Rules, neither is the Board aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

Reference is made to certain recent press articles (the "Articles") which report, among other things, that China Southern Air Holding Company ("CSAHC"), the controlling shareholder of the Company which holds 50.30% of the total issued share capital of the Company, has suffered losses in connection with certain of its investments (the "Investments") through a securities investment company.

The Board would like to confirm as follows:

1. the information contained in the Articles has not been reviewed or authorized for publication by the Company; and

2. based on the confirmation by CSAHC, the Investments are unrelated to CSAHC's investments in the Company and they do not affect the Company, its business and operations, which are being carried on as usual. As of today, the Company has complied with its relevant disclosure obligations under the applicable rules and regulations, including the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

The Board will continue to closely monitor future development in respect of the above matter and will ensure that the Company will be in compliance with its relevant obligations under the applicable rules and regulations, including the Listing Rules.

Shareholders and potential investors of the Company are advised to exercise caution when dealing in the shares of the Company.

                                                       By order of the Board
                                                              SU LIANG
                                                         Company Secretary

Guangzhou, the People's Republic of China
July 7, 2005

As at the date of this announcement, the Directors of the Company include Liu Shao Yong, Liu Ming Qi, Peng An Fa, Wang Quan Hua, Zhao Liu An, Zhou Yong Qian, Zhou Yong Jin, Xu Jie Bo, Wu Rong Nan and Si Xian Min as executive Directors; and Simon To, Peter Lok, Wei Ming Hai, Wang Zhi and Sui Guang Jun as independent non-executive Directors.


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                                   SIGNATURES


            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       CHINA SOUTHERN AIRLINES COMPANY LIMITED



                                       By          /s/   Su Liang
                                       -----------------------------------------
                                          Name:  Su Liang
                                          Title: Company Secretary


Date: July 11, 2005